UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Actinver Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer, Suite 650
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Xavier Maza — (713) 885-9843
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.
(Name – *if individual, state last, first, middle name*)

1333 W. Loop South, Suite 1400	Houston	Texas	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Xavier Maza _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Actinver Securities, Inc. _____, as
of December 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

President
_____
Title



Notary Public

PATRICIA DE LEON
Notary Public, State of Texas
Comm. Expires 10-25-2017
Notary ID 126474488

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACTINVER SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016

CONTENTS

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of ACTINVER SECURITIES, INC.

We have audited the accompanying statement of financial condition of ACTINVER SECURITIES, INC. as of December 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of ACTINVER SECURITIES, INC.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACTINVER SECURITIES, INC. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of ACTINVER SECURITIES, INC.'s financial statements. The supplemental information is the responsibility of ACTINVER SECURITIES, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB, P.C.

Houston, TX

February 22, 2017

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713 622.0016 | (f) 713 622 5527 | www.eepb.com
An Independent Member of DFK International

ACTINVER SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 3,688,004
Commissions receivable	923,000
Receivable from related parties	1,612,632
Deposits held by clearing brokers, restricted	100,000
Security deposits	9,263
Income tax receivable	403,795
Other	152,081
TOTAL CURRENT ASSETS	6,888,775
Property and equipment, net	260,564
Deferred tax asset	18,188
TOTAL ASSETS	$ 7,167,527

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$ 2,112,094
Revenue sharing payable	20,048
Revenue sharing payable, related party	177,911
Commissions payable	345,693
TOTAL CURRENT LIABILITIES	2,655,746

LONG TERM LIABILITIES

Accrued rent	86,855

STOCKHOLDER'S EQUITY

Common stock, 100 shares authorized, issued, outstanding, $0.01 par value	1
Additional paid-in capital	1,567,799
Retained earnings	2,857,126
TOTAL STOCKHOLDER'S EQUITY	4,424,926
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,167,527

The accompanying notes are an integral
part of this financial statement.

ACTINVER SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Commissions	$	7,073,626
Other income		559,714
TOTAL REVENUES		7,633,340
EXPENSES		
Employee compensation and benefits		3,412,364
Clearing, execution and commission fees		893,975
Revenue sharing fees paid to stockholder		387,272
Revenue sharing expense		305,556
Occupancy		229,836
Communications		67,966
Professional fees		1,034,012
Other expenses		3,154,729
TOTAL EXPENSES		9,485,710
LOSS BEFORE INCOME TAXES		(1,852,370)
INCOME TAX BENEFIT		582,738
NET LOSS	$	(1,269,632)

The accompanying notes are an integral part of this financial statement.

ACTINVER SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Shares	Common Stock		Additional Paid-In Capital		Retained Earnings		Total
BALANCE AT DECEMBER 31, 2015	100	$	1	$	1,567,799	$ 4,126,758	$	5,694,558
Net loss	-		-		-	(1,269,632)		(1,269,632)
BALANCE AT DECEMBER 31, 2016	100	$	1	$	1,567,799	$ 2,857,126	$	4,424,926

The accompanying notes are an integral
part of this financial statement.

-6-

ACTINVER SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,269,632)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	77,916
Net increase or decrease in assets and liabilities	
Commissions receivable	(215,154)
Receivable from related party	(1,301,037)
Other assets	117,000
Security deposit	(3,098)
Income tax receivable	(562,762)
Deferred tax asset	(51,726)
Accounts payable and accrued expenses	1,698,373
Commissions payable	123,269
Revenue sharing payable	6,408
Revenue sharing payable, related party	18,153
Accrued rent	(5,087)
NET CASH USED IN OPERATING ACTIVITIES	(1,367,377)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(70,584)
NET CASH USED IN INVESTING ACTIVITIES	(70,584)
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,437,961)
CASH AND CASH EQUIVALENTS, beginning of year	5,125,965
CASH AND CASH EQUIVALENTS, end of year	$ 3,688,004
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes paid	$ 650,000
Interest paid	$ -

The accompanying notes are an integral
part of this financial statement.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ACTINVER SECURITIES, INC. (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Actinver Holdings, Inc. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There is no net realized and unrealized foreign currency loss recorded in 2016. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Cash and Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Receivables

During the year, the Company received commissions for various trades of securities. Historically, the Company's management has not experienced losses collecting these commissions and believes the remainder is collectable, thus no allowance has been recorded.

Property and Equipment

Leasehold improvements and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Maintenance and repairs are charged to operations as incurred.

Advertising Costs

The Company expenses advertising and marketing costs as the expenses are incurred. For the year ended December 31, 2016, the Company did not incur advertising expenses.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files consolidated Federal and combined state and local tax returns with its Parent company. Federal income taxes are calculated as if the company filed as a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company uses the asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax asset represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives and the timing of the deduction for certain expenses.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

ACTINVER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2:   TRANSACTIONS WITH CLEARING BROKER-DEALER

The Company's clearing broker-dealer is a national United States clearing broker-dealer. The agreement with the clearing broker-dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker-dealer.

NOTE 3:   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital and net capital requirements of $888,505 and $193,153, respectively. The Company's net capital ratio was 3.26 to 1.

NOTE 4:   PROPERTY AND EQUIPMENT, NET

Leasehold improvements and equipment, net consist of the following at December 31, 2016:

Leasehold improvements	$	217,579
Telephone equipment		69,000
Computer equipment		279,581
Office furniture		232,208
Office equipment		19,493
		817,861
Accumulated depreciation and amortization		(557,297)
Property and equipment, net	$	260,564

Depreciation and amortization expense for the year ended December 31, 2016 was $77,916.

ACTINVER SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 5: RELATED PARTY TRANSACTIONS

On January 1, 2005, the Company entered into a revenue sharing agreement (Agreement) with Actinver Casa de Bolsa, SA de CV ("Actinver Casa de Bolsa"), the sole owner of the Parent. The Agreement requires the Actinver Casa de Bolsa to receive 20% of commissions charged and received, net of reasonable expenses, to the referred clients accounts for the handling and execution of securities transactions by the Company. The total amount incurred under the Agreement for the year ended December 31, 2016 was $387,272; of which $177,911 is payable as of December 31, 2016.

During the year ended December 31, 2016, the Company was reimbursed $600,000 from Actinver Wealth Management, Inc., a related party through common ownership, for expenses the Company paid on its behalf. There was no outstanding receivable related to this reimbursement as of December 31, 2016.

The Company advances loans to and receives loans from related entities from time to time. At December 31, 2016, the Company was owed $1,612,632 from related entities.

NOTE 6: INCOME TAXES

The provision for income taxes for the year ended December 31, 2016 is as follows:

Federal		
Current tax benefit	$	564,174
Deferred tax benefit		51,725
		615,899
State		
Current tax expense		(33,161)
Tax benefit	$	582,738

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company did not have unrecognized tax benefits as of December 31, 2016 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2016, the Company had no recognized uncertain tax positions.

The Company files consolidated income tax returns with its Parent in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2013 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2013 and beyond remain subject to examination by the state of Texas.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into an operating lease for office space in Houston which expires in 2023. Office rent expense for the year was $229,836. Future minimum lease payments due for the years ending December 31 are as follows:

2017	199,514
2018	167,305
2019	121,104
2020	123,876
2021	126,649
Thereafter	259,729
Total	$ 998,177

Security Transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2016, the Company has not recorded liabilities with regard to the right. During 2016, the Company did not pay the clearing brokers any amounts related to these guarantees. The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

NOTE 7:   COMMITMENTS AND CONTINGENCIES (*Continued*)

Legal Matters

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. The Company has evaluated such claims including consultation with its legal counsel. For remote or reasonably possible claims, no accrual has been recorded or reflected in the accompanying consolidated financial statements. When the Company believes the claims are probable and estimable, an accrual is recorded based on the information available and guidance from legal counsel in accordance with FASB ASC 450-20-25. As of December 31, 2016, the Company has determined it does have probable claims that are required to be recorded in the amount of $1,500,000.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 8:   DEFINED CONTRIBUTION EMPLOYEE BENEFIT PLAN

The Company participates in a qualified 401(k) plan which covers all compensated employees. Employer contributions are in accordance to the "Safe Harbor" provision of the law. For the year ended December 31, 2016, the Company incurred expenses of $93,968 relating to the plan.

NOTE 9:   SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2016. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2016.

NOTE 10:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2017 through February 22, 2017, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

SUPPLEMENTAL

INFORMATION

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2016

Net capital:		
Total stockholder's equity	$	4,424,926
Reductions and charges:		
Nonallowable assets:		
Commissions receivable		923,000
Receivable from affiliate		1,626,010
Security deposit		9,263
Federal income tax receivable		446,378
Other		152,081
Property and equipment, net		260,564
Deferred tax asset		116,919
Total nonallowable assets and charges, net		3,534,215
Net capital before haircuts on security positions		890,711
Haircuts on non-security positions		2,206
Net capital	$	888,505
Aggregate indebtedness		
Accounts payable and accrued expenses	$	2,125,470
Commissions payable		345,693
Revenue sharing payabla		20,048
Revenue sharing payable, related party		177,911
Deferred tax liability		98,732
State taxes payable		42,584
Accrued rent		86,855
Total aggregate indebtedness	$	2,897,293
Ratio of aggregate indebtedness to net capital		3.26 to 1
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$	193,153
Excess net capital	$	695,352

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no differance between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Actinver Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2016.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Actinver Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2016 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2016.

ACTINVER SECURITIES, INC.

EXEMPTION REPORT
For the year ended December 31, 2016

I, as a member of management of Actinver Securities, Inc. (the "Company"), am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii), (the "exemption provisions"). To the best of my knowledge and belief I state the following:

(1) I identified the exemption provisions and (2) I met the identified exemption provisions throughout the year ended December 31, 2016 without exception.

I, Xavier Maza, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

By: 0F91CCC266F046F

Title: President

Date: 2/22/2017 | 16:18 PM CST

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of ACTINVER SECURITIES, INC.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ACTINVER SECURITIES, INC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which ACTINVER SECURITIES, INC. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) ACTINVER SECURITIES, INC. stated that ACTINVER SECURITIES, INC. met the identified exemption provisions throughout the most recent fiscal year without exception. ACTINVER SECURITIES, INC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ACTINVER SECURITIES, INC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB, P.C.

Houston, TX

February 22, 2017

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713 622.0010 | (f) 713 622 5527 | www.eepb.com
An Independent Member of DFK International

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
of ACTINVER SECURITIES, INC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by ACTINVER SECURITIES, INC. and SIPC, solely to assist you and the other specified parties in evaluating ACTINVER SECURITIES, INC.'s compliance with the applicable instructions of Form SIPC-7. ACTINVER SECURITIES, INC.'s management is responsible for ACTINVER SECURITIES, INC.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and check copies, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, TX
February 22, 2017

-17-

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713 622.0016 | (f) 713 622 5527 | www.eepb.com
An Independent Member of DFK International

SIPC-7

(33 REV 7 10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33 REV 7 10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2758*********************MIXED AADC 220
49311 FINRA DEC
ACTINVER SECURITIES INC
5075 WESTHEIMER RD STE 650
HOUSTON TX 77056-5699

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Johnson

2. A. General Assessment (item 2e from page 2) $ 6,318

B. Less payment made with SIPC-6 filed (exclude interest) (3,111)

7-27-2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,207

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum ___

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,207

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 3,207

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Actinver Securities Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CCO
(Title)

Dated the 3th day of FEBRUARY, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030) $ 7,633,340

2b. Additions

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   4,326,055

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   780,287

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ _____

Enter the greater of line (i) or (ii)   5,106,342

Total deductions $ 2,526,998

2d. SIPC Net Operating Revenues $ 6,318